1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:           .)

Additional detail regarding TSMC expects next year to be a record year
At TSMC’s third quarter investors’ conference on October 29, TSMC Chairman Dr. Morris Chang commented that “For TSMC, we expect next year to be a record year.” TSMC Spokesperson and Chief Financial Officer Ms. Lora Ho provides additional detail regarding this statement.
“Setting a record year in 2010 is TSMC’s internal target and should not be viewed as a financial forecast,” said Ms. Ho. “What Chairman Chang has referred to as TSMC’s profit record was the net profit set in 2006. However, he has also indicated internally that this profit goal will be adjusted by employee profit sharing expensing, which is currently 15% of net income. Using 2006 net income of NT$127 billion, the profit record that TSMC aims to break in 2010 will be NT$108 billion.”

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 30, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer